For period ending:	September 30, 1995		Sub ( Item 77C
File Number:		811( 6120

SUBMISSION OF MATTERS TO A VOTE OF SEC. HOLDERS

On July 25, 1995, the annual meeting of shareholders for The Brazilian Equity Fund, Inc. (the "Fund") was held and the following matters were voted upon:

(1) To re-elect three directors to the Board of Directors of the Fund.

Name of			Votes		Votes
Director	Votes For	Against	Withheld	Non-Votes
David Garlow	2,985,351	(		38,242		1,595,678
George Landau	2,985,441	(		38,152		1,595,678
Daniel Sigg	2,984,551	(		39,042		1,595,678

In addition to the directors elected at the meeting, Emilio Bassini, John Bult, James Cattano and Peter Gordon continue to serve as directors of the Fund.

(2) To ratify the selection of Coopers & Lybrand L.L.P. as independent public accountants for the Fund for the fiscal year ending March 31, 1996.

Votes For	Votes Against		Votes Withheld	Non-Vote
3,009,812		4,767			9,014		1,595,678